                  ------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                  ------------------------------------------

                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                             THE ENERGY GROUP PLC
                           (Name of Subject Company)
                            PACIFICORP ACQUISITIONS
                                  PACIFICORP
                                   (Bidders)

                        ORDINARY SHARES OF 10P EACH AND
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 4 ORDINARY SHARES
                 AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                        (Title of Class of Securities)
                                  292691 10 2
                     (CUSIP Number of Class of Securities)

                              RICHARD T. O'BRIEN
                                  PACIFICORP
                     PORT OF PORTLAND BUILDING, SUITE 1600
                               700 NE MULTNOMAH
                            PORTLAND, OREGON 97232
                                (503) 731-2000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   Copy to:

                              STUART W. CHESTLER
                                STOEL RIVES LLP
                        900 SW FIFTH AVENUE, SUITE 2300
                          PORTLAND, OREGON 97204-1268
                                (503) 294-9500

                           CALCULATION OF FILING FEE

        Transaction Valuation*                  Amount of Filing Fee*
            $1,772,980,363                            $354,596

* For the purposes of calculating the filing fee only. The transaction valuation is based upon the purchase of 38,456,633 American Depositary Shares of The Energy Group PLC (each representing four Ordinary Shares) and 500,000 Ordinary Shares of 10p each of The Energy Group PLC held by U.S. residents at (Pounds)6.90 per Ordinary Share in cash and the multiplication of such aggregate purchase price by the currency exchange rate of (Pounds)1 = U.S.$1.665 (such currency exchange rate being derived from The Wall Street Journal dated June 27, 1997). Such number of American Depositary Shares represents all American Depositary Shares outstanding as of June 27, 1997, and such number of Ordinary Shares exceeds the estimate by The Energy Group PLC of the aggregate number of outstanding Ordinary Shares held by United States residents.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: ..................
                  Form or Registration No.: ................
                  Filing Party: ............................
                  Date Filed: ..............................

                                     14D-1

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 1. Name of Reporting Person

    PacifiCorp Acquisitions
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 2. Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                       (b) [_]

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 3. SEC Use Only
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 4. Sources of Funds AF, BK
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 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
    Items 2(e) or 2(f)

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 6. Citizenship or Place of Organization
    England and Wales

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 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    None (0)
--------------------------------------------------------------------------------

 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [_]
--------------------------------------------------------------------------------

 9. Percent of Class Represented by Amount in Row (7)
    None (0)
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10. Type of Reporting Person
    CO

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                                       2

                                     14D-1

--------------------------------------------------------------------------------
 1. Name of Reporting Person

    PacifiCorp
--------------------------------------------------------------------------------

 2. Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                       (b) [_]

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 3. SEC Use Only
--------------------------------------------------------------------------------

 4. Sources of Funds BK
--------------------------------------------------------------------------------

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
    Items 2(e) or 2(f)

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 6. Citizenship or Place of Organization
    Oregon

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 7. Aggregate Amount Beneficially Owned by Each Reporting Person
    None (0)
--------------------------------------------------------------------------------

 8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [_]
--------------------------------------------------------------------------------

 9. Percent of Class Represented by Amount in Row (7)
    None (0)
--------------------------------------------------------------------------------

10. Type of Reporting Person
    CO

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is The Energy Group PLC ("The Energy Group") and the address of its principal executive offices is 117 Piccadilly, London W1V 9FJ, England.

  (b) This Statement relates to the offer (the "Offer") by PacifiCorp Acquisitions, an unlimited company organized and registered in England and Wales and an indirect wholly owned subsidiary of PacifiCorp, an Oregon corporation, to purchase all of the outstanding (a) ordinary shares of 10p each ("Energy Group Shares") of The Energy Group and (b) American Depositary Shares ("Energy Group ADSs") of The Energy Group each representing four Energy Group Shares and evidenced by American Depositary Receipts. The Energy Group Shares and the Energy Group ADSs are collectively referred to herein as the "Energy Group Securities". The Offer is subject to the terms and conditions set forth in the offer to purchase dated June 30, 1997 (the "Offer to Purchase") (a copy of which is filed as Exhibit (a)(1) hereto) and the related Letter of Transmittal for the Energy Group ADSs (a copy of which is filed as Exhibit (a)(2) hereto) and Form of Acceptance, Authority and Election for the Energy Group Shares (a copy of which is filed as Exhibit (a)(3) hereto). Information concerning the number of outstanding Energy Group Shares is set forth under the caption "Sources of Information and Bases of Calculation" in Appendix V to the Offer to Purchase and is incorporated herein by reference. Information concerning the consideration being offered therefor and the conversion thereof from pounds sterling to US dollars is set forth under the captions "The Offer" and "Settlement--Currency of Consideration" in the Letter from Goldman Sachs International contained in the Offer to Purchase.

  (c) The information set forth under the caption "Stock Exchange quotations, market price data and principal purchases" in Appendix V to the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d) and (g) This Statement is filed by PacifiCorp and PacifiCorp Acquisitions. Information concerning the principal business, the address of the principal office and place of organization of each of PacifiCorp and PacifiCorp Acquisitions is set forth under the captions "Information on the PacifiCorp Group" in the Letter from Goldman Sachs International contained in the Offer to Purchase and "Registered/Principal Offices" and "Nature of Business of PacifiCorp Acquisitions and PacifiCorp" in Appendix IV to the Offer to Purchase and is incorporated herein by reference. Information concerning the name, business address, present principal occupation or employment and citizenship of each director and executive officer of PacifiCorp and PacifiCorp Acquisitions as well as information concerning the material occupations, positions, offices or employments during the last five years of such persons is set forth under the caption "Directors and Executive Officers of PacifiCorp Acquisitions and PacifiCorp" in Appendix IV to the Offer to Purchase and is incorporated herein by reference.

  (e) and (f) During the last five years, neither PacifiCorp nor PacifiCorp Acquisitions, nor any person listed in Appendix IV to the Offer to Purchase, has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a) To the best of PacifiCorp's and PacifiCorp Acquisitions' knowledge, there have been no transactions with The Energy Group required to be set forth in this Item.

  (b) The information set forth under the caption "Background of the Offer" in Appendix V to the Offer to Purchase is incorporated herein by reference.

ITEM 4.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)-(c) The information set forth under the caption "Financing Arrangements" in Appendix V to the Offer to Purchase is incorporated herein by reference.

ITEM 5.PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  (a)-(g) The information set forth under the caption "Background to and reasons for the Offer" in the Letter from the Chairman of The Energy Group contained in the Offer to Purchase, "Terms and Conditions of the Offer" and "Directors, management and employees" in the Letter from Goldman Sachs International contained in the Offer to Purchase and "Background to the Offer", "Financing arrangements", "Compulsory acquisition", "Certain consequences of the Offer" and "Legal and regulatory matters" in Appendix V to the Offer to Purchase is incorporated herein by reference.

ITEM 6.INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a) The information set forth under the caption "Shareholdings and dealings" in Appendix V to the Offer to Purchase is incorporated herein by reference.

  (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth under the captions "Rule 10b-13 Exemption" on page 2 of the Offer to Purchase, "Recommendation of the Offer" in the Letter from the Chairman of The Energy Group contained in the Offer to Purchase as well as the information set forth under the captions "Irrevocable undertakings", "Background to the Offer", "Shareholdings and dealings" and "Stock Exchange quotations, market price data and principal purchases" in Appendix V to the Offer to Purchase is incorporated herein by reference. Except as set forth under those captions, neither PacifiCorp nor PacifiCorp Acquisitions, nor to the best knowledge of PacifiCorp or PacifiCorp Acquisitions, any of the persons listed under the caption "Directors and Executive Officers of PacifiCorp Acquisitions and PacifiCorp" in Appendix IV to the Offer to Purchase, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any Energy Group Securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies).

ITEM 8.PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth under the caption "Fees and expenses" in Appendix V to the Offer to Purchase is incorporated herein by reference.

ITEM 9.FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The information set forth under the caption "Financial statements" in Appendix IV to the Offer to Purchase is incorporated herein by reference.

ITEM 10.ADDITIONAL INFORMATION

  (a) and (e) Not applicable.

  (b) and (c) The information set forth under the caption "Legal and regulatory matters" in Appendix V to the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth under the caption "Certain consequences of the Offer--Margin Securities" in Appendix V to the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Form of Acceptance, Authority and Election, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.MATERIAL TO BE FILED AS EXHIBITS

  (a)(1) Offer to Purchase dated June 30, 1997.

    (2) Form of Letter of Transmittal.

    (3) Form of Acceptance, Authority and Election Relating to the Offer.

    (4) Form of Notice of Guaranteed Delivery.

    (5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees from Goldman, Sachs & Co.

    (6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (8) Text of press announcement issued by PacifiCorp and The Energy Group dated June 13, 1997.

    (9) Text of press release of PacifiCorp dated June 13, 1997.

    (10) Summary advertisement published in the U.S. dated June 30, 1997.

    (11) Newspaper advertisement published in the U.K. dated June 30, 1997.

  (b)(1) Credit Agreement, dated as of June 12, 1997, as amended and restated as of June 27, 1997, among PacifiCorp Holdings, Inc., the Lenders named therein, Citibank, N.A., as Paying Agent and Issuing Bank, Citicorp USA, Inc., as Collateral Agent, and Citicorp Securities, Inc., Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc., as Arrangers.

    (2) Bridge Loan Agreement, dated as of June 12, 1997, among PacifiCorp EnergyCo, as Borrower, PacifiCorp Group Holdings Company, as Guarantor, the Lenders named therein, Goldman Sachs Credit Partners L.P., Morgan Guaranty Trust Company of New York and Citibank, N.A., as Arrangers, and Citibank, N.A., as Paying Agent.

    (3) Credit Agreement, dated as of June 12, 1997, as amended and restated June 27, 1997, among PacifiCorp Powercoal, LLC, the Lenders named therein, Morgan Guaranty Trust Company of New York, as Paying Agent, Collateral Agent, Issuing Bank and Swingline Lender, and Citicorp Securities, Inc., Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities, Inc., as Arrangers.

    (4) Facilities Agreement, dated as of June 13, 1997, among PacifiCorp Services Limited, PacifiCorp Finance (UK) Limited and PacifiCorp Acquisitions, as Guarantors, PacifiCorp Acquisitions, as Borrower, Citibank, N.A., Goldman Sachs International and J.P. Morgan Securities Ltd., as Arrangers, Citibank, N.A., Goldman Sachs Credit Partners L.P. and Morgan Guaranty Trust Company of New York, as Original Banks, Citibank International PLC, as Facility Agent, and Citibank, N.A., as Security Agent.

    (5) Debenture, dated June 13, 1997, among PacifiCorp Services Limited, PacifiCorp Finance (UK) Limited, and PacifiCorp Acquisitions, as Chargors, and Citibank, N.A., as Security Agent.

  (c) Form of Irrevocable Undertaking executed by certain directors of The Energy Group.

  (d) Not applicable.

  (e) Not applicable.

  (f) The Offer to Purchase, the Letter of Transmittal and the Form of Acceptance, Authority and Election Relating to the Offer are incorporated herein by reference.

                                  SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 30, 1997

                                          PacifiCorp Acquisitions

                                          By /s/ W. E. PERESSINI
                                            ------------------------------------
                                            NAME  W. E. PERESSINI
                                            TITLE Deputy Chief Financial Officer

                                          PacifiCorp

                                          By /s/ W. E. PERESSINI
                                            ------------------------------------
                                            NAME   W. E. PERESSINI
                                            TITLE  Vice President and Treasurer

                                 EXHIBIT INDEX

 Exhibit Number                           Description of Document
 --------------                           -----------------------
    (a)(1)      Offer to Purchase dated June 30, 1997
    (a)(2)      Form of Letter of Transmittal
    (a)(3)      Form of Acceptance, Authority and Election Relating to the Offer
    (a)(4)      Form of Notice of Guaranteed Delivery
    (a)(5)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees from Goldman, Sachs & Co.
    (a)(6)      Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees
    (a)(7)      Guidelines for Certification of Taxpayer Identification Number of
                Substitute Form
                W-9
    (a)(8)      Text of press announcement issued by PacifiCorp and The Energy Group dated
                June 13, 1997
    (a)(9)      Text of press release of PacifiCorp dated June 13, 1997
    (a)(10)     Summary advertisement published in the U.S. dated June 30, 1997
    (a)(11)     Newspaper advertisement published in the U.K. dated June 30, 1997

    (b)(1) Credit Agreement, dated as of June 12, 1997, as amended and restated as of June 27, 1997, among PacifiCorp Holdings, Inc., the Lenders named therein, Citibank, N.A., as Paying Agent and Issuing Bank, Citicorp USA, Inc., as Collateral Agent, and
                Citicorp Securities, Inc., Goldman Sachs Credit Partners L.P.
                and J.P. Morgan Securities Inc., as Arrangers

    (b)(2)      Bridge Loan Agreement, dated as of June 12, 1997, among
                PacifiCorp EnergyCo, as Borrower, PacifiCorp Group Holdings
                Company, as Guarantor, the Lenders named therein, Goldman Sachs
                Credit Partners L.P., Morgan Guaranty Trust Company of New York and Citibank, N.A., as Arrangers, and Citibank, N.A., as Paying
                Agent

    (b)(3) Credit Agreement, dated as of June 12, 1997, as amended and restated June 27, 1997, among PacifiCorp Powercoal, LLC, the
                Lenders named therein, Morgan Guaranty Trust Company of New
                York, as Paying Agent, Collateral Agent, Issuing Bank and
                Swingline Lender, and Citicorp Securities, Inc., Goldman Sachs
                Credit Partners L.P. and J.P. Morgan Securities, Inc., as
                Arrangers

    (b)(4)      Facilities Agreement, dated as of June 13, 1997, among
                PacifiCorp Services Limited, PacifiCorp Finance (UK) Limited and
                PacifiCorp Acquisitions, as Guarantors, PacifiCorp Acquisitions, as Borrower, Citibank, N.A., Goldman Sachs International and
                J.P. Morgan Securities Ltd., as Arrangers, Citibank, N.A.,
                Goldman Sachs Credit Partners L.P. and Morgan Guaranty Trust
                Company of New York, as Original Banks, Citibank International
                PLC, as Facility Agent, and Citibank, N.A., as Security Agent

    (b)(5)      Debenture, dated June 13, 1997, among PacifiCorp Services
                Limited, PacifiCorp Finance (UK) Limited, and PacifiCorp
                Acquisitions, as Chargors, and Citibank, N.A., as Security Agent

    (c)         Form of Irrevocable Undertaking executed by certain directors of The
                Energy Group
    (d)         Not applicable
    (e)         Not applicable
    (f)         The Offer to Purchase, the Letter of Transmittal and the Form of
                Acceptance, Authority and Election Relating to the Offer are
                incorporated herein by reference